SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Results of Annual General Meeting of Shareholders held on June 25, 2009.

ITEM 1

RESULTS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
HELD JUNE 25, 2009

STARLIMS Technologies Ltd. (the “Company”) hereby is pleased to announce the results of the annual general meeting of shareholders held on June 25, 2009.

On the agenda were the following items:

1.	Election of Directors

Shareholders holding between 99.49% (representing 5,189,040 shares) and 100% (representing 5,215,701 shares) of the shares held by shareholders participating in this vote elected to appoint Messrs. Itschak Friedman, Dinu Toiba, Chaim Friedman, Eyal Guterman, Martin Bandel, Ron Sandak and Itzchak Zilberberg as members of our board of directors.

2.	Issuance of Exemption and Indemnification Letters for New Directors

Shareholders holding 67.49% (representing 4,458,597 shares) of the shares held by shareholders participating in this vote elected to authorize the execution and issuance of exemption and indemnification letters to Messrs. Ron Sandak and Itzchak Zilberberg in the same forms provided to its other current directors and officers.

3.	Appointment of Outside Auditor

Shareholders holding 100% (representing 4,459,297 shares) of the shares held by shareholders participating in this vote elected to ratify and approve the appointment of Brightman Almagor Zohar & Co., registered public accountants, a member firm of Deloitte Touche Tohmatsu, as the Company’s independent registered public accounting firm to conduct the annual audit of its financial statements for the year ending December 31, 2009.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: June 29, 2009